Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
General
The following descriptions are summaries of material terms of LyondellBasell Industries N.V.’s (“LyondellBasell”) ordinary shares, with a par value of four eurocents (€0.04) each, LyondellBasell’s Articles of Association (which we refer to herein as our Articles of Association) and Dutch law. The full text of our current Articles of Association has been filed as an exhibit to the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2018.
Ordinary Shares
LyondellBasell’s authorized share capital is fifty-one million euro (€51,000,000), consisting of one billion two hundred seventy-five million (1,275,000,000) ordinary shares, each with a par value of four eurocents (€0.04). As of February 18, 2020, there were 333,554,886 ordinary shares outstanding, not including 6,490,742 ordinary shares held in treasury.
The description of LyondellBasell’s ordinary shares is contained in our Registration Statement on Form 10 filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 on April 28, 2010, as amended.
Voting and Approval Rights
Generally, each shareholder is entitled to one vote for each ordinary share held on every matter submitted to a vote of shareholders, including the annual election of members of the Board of Directors (the “Board”). There are no cumulative voting rights. Pursuant to Dutch law and our Articles of Association, the nomination of a director to our Board is binding on shareholders unless two-thirds of shareholders, representing at least half of issued share capital, vote against the nominee.
Unless otherwise required by our Articles of Association or Dutch law, matters submitted for a vote at a general meeting of shareholders require the approval of a majority of the votes cast at the general meeting. Pursuant to Dutch law and our Articles of Association, shareholders have the right to approve decisions of the Board relating to (i) the transfer of all or substantially all our enterprise by way of a share or asset sale, consolidation or merger or otherwise, (ii) the entering into or termination of a long-lasting commercial relationship that is of essential importance to our business and (iii) the acquisition or disposition of shares or assets with a value of at least one-third of our consolidated asset value.
There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote ordinary shares.
Dividends and Distributions
Pursuant to our Articles of Association, the Board may determine to allocate amounts to our reserves up to the amount of our annual profits. Out of our share premium reserve and other reserves available for shareholder distributions under Dutch law, the general meeting of shareholders may declare distributions upon a proposal of the Board. We cannot pay dividends if the payment would reduce our shareholders’ equity below the aggregate par value of our outstanding ordinary shares, plus reserves (if any) required to be maintained by law. The Board may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders, in anticipation of the final dividend or final distribution. Rights to dividends and distributions that have not been collected within five years after the date on which they first became due and payable revert to LyondellBasell.

The payment of dividends or distributions is subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends) and our Board. The declaration of any cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions. There can be no assurance that any dividends or distributions will be declared or paid in the future. Any future cash dividends or distributions will be paid in U.S. dollars.
Shareholder Meetings
Each shareholder and certain other parties designated under Dutch law will be permitted, either personally or through an attorney authorized in writing, to attend the general meeting of shareholders, to address said meetings and to exercise voting rights, subject to certain provisions of Dutch law and our Articles of Association.
Our general meetings of shareholders will be held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Board deems necessary, or as otherwise provided for pursuant to Dutch law. One or more shareholders representing in the aggregate at least 10% of the issued share capital can request the Board to convene a general meeting of shareholders. In such case, the Board is required to publish a convening notice for such a general meeting of shareholders within four weeks of receipt from such shareholders of (i) a specified agenda for such general meeting of shareholders and, (ii) in the sole discretion of the Board, compelling evidence of the number of shares held by such shareholder or shareholders. If such meeting is not held within six weeks of our receipt of such request, the shareholders requesting a meeting may petition a court in The Netherlands for an order directing the holding of such meeting; the court may order the holding of such a meeting if the persons requesting the meeting can demonstrate that they have a sufficient interest in holding a meeting with the agenda requested by them. In addition, affiliates of Access Industries, one of our shareholders, can require the Board to convene a general meeting of shareholders, for the purpose of allowing for the appointment of one or more of its director nominees under certain circumstances, for so long as it holds, together with its affiliates, at least 5% of the issued share capital.
One or more shareholders representing solely or jointly at least 1% of the issued share capital can request the Board to place a matter on the agenda, provided that the Board has received such request at least 60 days prior to the date of the general meeting of shareholders concerned.
Election and Tenure of Directors
Our Board includes both executive and non-executive members. The executive members of our Board are charged with managing our day-to-day affairs. The non-executive members of our Board are charged with the supervision of the executive Board member(s) and our general course of affairs.
The Board shall determine its size; provided that the Board shall consist of at least nine members, including at least one executive Board member who will hold the title of CEO, and the number of non-executive Board members shall at all times exceed the number of executive Board members.
The general meeting of shareholders appoints the member(s) of the Board, subject to the terms of any binding nomination agreements; provided that the Board may provide for temporary replacements in the event of a vacancy or the inability to act of a Board member.

We have entered into a binding nomination agreement with affiliates of Access Industries pursuant to which we agreed that (i) if it, together with its affiliates, owns 18% or more of our outstanding ordinary shares, it will have the right to nominate three non-executive members of the Board; (ii) if it, together with its affiliates, owns at least 12% but less than 18% of our outstanding ordinary shares, it will have the right to nominate two non-executive members of the Board; and (iii) if it, together with its affiliates, owns at least 5% but less than 12% of our outstanding ordinary shares, it will have the right to nominate one non-executive member of the Board. The general meeting of shareholders may render such nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast, representing more than half of the issued capital. As of February 18, 2020, three of the members of our Board were nominated in accordance with this agreement.
The general meeting of shareholders may dismiss, or suspend for a period of up to three months, a member of the Board by a resolution adopted by at least two-thirds of the votes cast in a meeting where at least half of the issued share capital is represented. If the general meeting of shareholders has suspended a member of the Board, the general meeting of shareholders shall within three months after the suspension has taken effect resolve either to dismiss such relevant member, or to terminate or continue the suspension, failing which the suspension shall lapse.
Each member of the Board serves a one-year term and there is no limit to the number of times a member of the Board can be reappointed.
Subject to our Articles of Association, the Board may adopt rules and regulations governing its internal proceedings of each such constituency, including rules relating to voting on nominations of directors, board composition and governance.
Issuance of Ordinary Shares/Pre-emptive Rights
Our Articles of Association provide that our Board has the authority to issue shares if authorized by resolution of our shareholders. No such authorization is currently in place. Shareholders may resolve to issue shares on a proposal of the Board in the absence of a Board authorization.
Under Dutch law and our Articles of Association, every holder of ordinary shares will have a preemptive right in the proportion that the aggregate amount of its ordinary shares bears to the total amount of shares outstanding. The preemptive right may be restricted or excluded by a resolution of the Board if the Board is the competent body to issue shares. Otherwise, preemptive rights may be restricted or excluded by shareholders on a proposal of the Board. A holder of ordinary shares will not have a preemptive right to shares which are being issued against contribution other than in cash; to ordinary shares which will be issued to our employees or employees of one of our group companies; and to ordinary shares which will be issued as a result of merger or demerger.
Repurchase of Ordinary Shares
The shareholders may delegate to the Board the authority, subject to certain restrictions contained in Dutch law and our Articles of Association, to cause us to acquire, for consideration, our own fully paid ordinary shares. Such authorization may not be granted for a period exceeding 18 months. In the authorization, the general meeting of shareholders shall determine how many shares thereof may be acquired, the manner in which they may be acquired and between what limits the price for such ordinary shares shall be.

The authorization will not be required for the acquisition of ordinary shares by us for transfer to our employees in accordance with an employee share plan.
At our 2019 extraordinary general meeting of shareholders, shareholders granted authority to the Board to repurchase up to 10% of our issued share capital until March 12, 2021 on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging up to 110% of the market price at the time of the transaction (or, in the case of an accelerated repurchase arrangement, 110% of the market price over the term of the arrangement).

Capital Reduction
Upon proposal by the Board, the general meeting of shareholders may reduce our issued share capital by cancellation of ordinary shares held by us, subject to certain statutory provisions. However, if less than one half of the issued share capital is present at the meeting, the general meeting of shareholders may only adopt a resolution for capital reduction with a majority of at least two-thirds of the votes cast. As of February 18, 2020, we held approximately 6 million shares in our treasury account and we cancelled 60,164,652 shares effective November 20, 2019.
Amendment of Our Articles of Association
Our Articles of Association may be amended, on the proposal of the Board, by a majority of the votes cast at a general meeting of shareholders; provided that such proposal is stated in the notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to and during the meeting.
Transfer Agent
The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

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